SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

November 12, 2021

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

Building 5, Croxley Park,
Hatters Lane, Watford, Hertfordshire, WD18 8YE,
England

(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
    ---                               ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
---                         ---

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
---                         ---
[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SMITH & NEPHEW PLC

12 November 2021

NOTIFICATION AND PUBLIC DISCLOSURE IN ACCORDANCE WITH THE REQUIREMENTS OF THE EU MARKET ABUSE REGULATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ("PDMR") AND PERSONS CLOSELY ASSOCIATED WITH THEM.

On 12 November 2021, the following awards of US$0.20 ordinary shares (the "Shares") in Smith & Nephew plc (the "Company") were granted under the Smith & Nephew Global Share Plan 2020. The awards have been made in London and are based on the closing Share price on the London Stock Exchange on 11 November 2021 of £13.055.

1.       PERFORMANCE SHARE AWARD GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020

There are performance conditions attached to the vesting of performance share awards. This award will vest on 12 November 2024, subject to the achievement of the performance conditions which are measured from 1 January 2021 to 31 December 2023 and were determined by the Remuneration Committee in April 2021. The number of shares subject to the above award is shown at target vesting. Should maximum vesting be achieved, the participant will receive 2x the number of shares shown below. The participant will receive an additional number of shares equivalent to the amount of dividend payable per vested share during the relevant performance period.

The following relates to all individuals included in this section:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Performance Share Awards granted at target on 12 November 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2021 - 11 - 12
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	13.055	8,840	N/A Single Transaction

2.       CONDITIONAL SHARE AWARDS GRANTED UNDER THE SMITH & NEPHEW GLOBAL SHARE PLAN 2020:

The awards will normally vest a third on the first anniversary of grant, a third on the second anniversary of grant and the final third will vest on the third anniversary of grant subject to continued achievement of objectives and employment.

The following relates to individuals included in the below notification:

Reason for the notification
Initial notification /Amendment	Initial notification
Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
Name	Smith & Nephew plc
LEI	213800ZTMDN8S67S1H61
Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
Description of the financial instrument, type of instrument	Smith & Nephew plc Ordinary Shares of USD 0.20 each
Identification code	ISIN: GB0009223206
Nature of the transaction	Conditional share awards granted on 12 November 2021 under the Smith & Nephew Global Share Plan 2020.
Date of Transaction	2021 - 11 - 12
Place of Transaction	Grant took place outside a trading venue

Name (Position)	Director / PDMR	Price (£)	Volume	Aggregated information
Paul Connolly (President Global Operations)	PDMR	13.055	30,869	N/A Single Transaction
Mizanu Kebede (Chief Quality & Regulatory Affairs Officer)	PDMR	13.055	15,148	N/A Single Transaction

Susan Swabey
Company Secretary
Smith & Nephew plc

Tel:  +44 (0)1923 477410

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date: November 12, 2021

By: /s/ Susan Swabey
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                                                                                                                              Susan Swabey
                                                                                                                      Company Secretary